McKinley Acquisition Corporation

75 Second Avenue, Suite 605
Needham, MA 02494

August 5, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	McKinley Acquisition Corporation Registration Statement on Form S-1, as amended Filed June 30, 2025 File No. 333-288439 (the “Registration Statement”)

Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on August 4, 2025 in which we requested the acceleration of the effective date of the above-referenced Registration Statement for August 6, 2025, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

McKinley Acquisition Corporation

By:	/s/ Peter Wright
	Name:	Peter Wright
	Title:	Chief Executive Officer